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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Metals Signs Two Agreements with Brixton Metals

KSK10-12

Vancouver, BC – June 9, 2010: Kiska Metals Corporation ("Kiska" or “the Company”) has signed an Option Agreement and Assignment of Option Agreement (“Assignment Agreement”) with Brixton Metals Corporation (“Brixton”).

Kiska has granted an exclusive option to Brixton to acquire a 51% interest in the 146 km2 Thorn Property, located 130 kilometres south of Atlin, British Columbia. In order to exercise the option, Brixton must make cash payments totaling $200,000 (including $25,000 on signing) and to issue a total of 400,000 shares on or before the third anniversary of the agreement. Work requirements under the option include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before the fourth anniversary of the agreement. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.

In a separate transaction, Kiska has also assigned to Brixton its option on the Victoria Goldfields properties in the Stawell Corridor, Victoria, Australia. Kiska held an option from Northgate Minerals through its subsidiary, Leviathan Resources Pty Ltd., to earn a 50% interest in each of three licenses by spending AUS$500,000 in exploration, per license by March 31, 2012. The three licenses cover 120 kilometres of the Stawell Corridor and represent all Northgate-owned ground outside a buffer around the Stawell Gold Mine.

Under the terms of the Assignment Agreement, Brixton will assume the exploration funding commitments to Northgate and make a CAD$100,000 payment to Kiska, including a $50,000 payment on signing. Brixton will also issue to Kiska a quantity of Brixton shares with an aggregate value of CAD$100,000. While Brixton is earning the interest in the licenses, Kiska will continue as manager of the project and will implement all work programs on Brixton’s behalf. Kiska will be compensated by receiving a fee of 10% of all expenditures.

“These two agreements with Brixton allow Kiska to derive value from our portfolio of exploration projects,” stated Jason Weber, President and CEO of Kiska Metals. “We expect to do more transactions of this nature in the future.”

About Brixton Metals Corporation

Brixton Metals Corporation is a private mineral exploration company focused on large-scale gold-copper and silver deposits. For information on Brixton contact Mac Bell at 604-612-2281.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Kiska’s expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.